UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

JuneBrain, Inc.

Legal status of Issuer:

> *Form:*

> Corporation

> *Jurisdiction of Incorporation/Organization:*

> Delaware

> *Date of Organization:*

> July 30, 2019

Physical Address of Issuer:

875 Hollins Street, Suite 102, Baltimore, MD 21201, United States

Website of Issuer:

https://www.junebrain.com/

Is there a Co-Issuer? ___ Yes _X_ No.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:
☑   Yes
☐   No

Oversubscriptions will be Allocated:
☐   Pro-rata basis
☐   First-come, first-served basis
☑   Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,235,000

Deadline to reach the Target Offering Amount:

March 4, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

4

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$231,098	$13,225
Cash & Cash Equivalents	$231,098	$13,225
Accounts Receivable	$0	$0
Current Liabilities	$39,422	$61,477
Long-Term Liabilities	$150,000	$50,000
Revenues	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)*	$139,921	$(96,495)

*Reflects the receipt of $500,000 and $49,500 in grant income for the years ended December 31, 2021 and December 31, 2020, respectively.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

JuneBrain, Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE

ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,235,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best-efforts basis as described in this Form C (this **"Offering"**). The Minimum Individual Subscription Amount is $100 and the Maximum Individual Subscription Amount is $250,000. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by March 4, 2023 (the "**Offering Deadline**"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

In addition to the Offering, the Company may concurrently undertake to raise up to an additional $500,000 by offering to sell up to $500,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, to accredited investors outside of this Offering (the "Concurrent Offering").

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.com/junebrain (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. The Nominee will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which affects the Investors' economic rights. The Nominee is not a fiduciary to the Investors and the Investors agree to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties resulting in gross proceeds to the Company of not less than $1,000,000 cash and cash equivalent (each an "**Equity Financing**"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Company.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Subscription Amount**") by (a) or (b) immediately below:

(a) the quotient of $8,000,000 ("**Valuation Cap**") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**SAFEs**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 85%.

Such conversion price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Nominee's discretion the Investor will receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Subscription Amount divided by the quotient of (a) $8,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Nominee and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Subscription Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

The Company's progress and development was adversely affected related to the COVID-19 crisis. Conditions have eased. If another significant outbreak of COVID-19 or another contagious disease were to occur, we may incur a significant impact to our business and/or lose a significant portion of our revenues.

In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

6

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies, components or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks and patents, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized

use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the health technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its executive officers and key personnel.

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of our executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit A to this Form C have been "reviewed" only and such financial statements have not been verified with outside evidence as to management's amounts and disclosures. Additionally, tests on internal controls have not been conducted. Therefore, you will have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could

cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We must obtain FDA clearance or approval before we can commercially sell and/or market any of our products in the United States. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our products if such clearance or approval is denied or delayed.

The development, manufacture and marketing of our products are subject to government regulation in the United States. Currently, we are permitted to provide our products for investigational use only. To sell our products on a commercial basis, we will require 510(k) clearance from the U.S. Food and Drug Administration ("FDA") as our products are considered a Class II medical device. Additionally, the FDA could determine that our current product must obtain FDA approval rather than FDA clearance which would require additional costs and result in delays in marketing our product, both of which could have a material impact to us. Additionally, if the FDA grants regulatory clearance or approval of our product(s), the clearance or approval may be limited to specific indications or limited with respect to its distribution. Further, expanded or additional indications for cleared or approved devices may not be cleared or approved by the FDA, which could limit our potential revenues. Finally, even if we believe that

preclinical and clinical data are sufficient to support regulatory clearance or approval for our product(s), the FDA may not ultimately grant clearance or approval for commercial sale. If our product(s) are not cleared or approved, our ability to generate revenues will be limited and our business will be materially adversely affected.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. In particular, the FDA will review and either clear or approve the sale of our products. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, consumer protection and health and safety laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company

would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters")

Prior to filing this Form C, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached

without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE ((Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of any securities acquired upon conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide

personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor may never directly hold equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security

should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

JuneBrain, Inc. is a start-up company developing Neuro-i, a wearable and non-invasive retinal imaging device that allows clinicians to remotely monitor disease activity in ophthalmology and neurology patients. The Company was initially formed as a Maryland limited liability company on June 1, 2017 and named JuneBrain, LLC. On July 30, 2019, JuneBrain, Inc. was formed as a Delaware corporation and became the sole owner of JuneBrain, LLC. Effective October 19, 2022, JuneBrain, Inc. and JuneBrain, LLC merged with JuneBrain, Inc. becoming the surviving entity.

The Company is headquartered in Maryland, qualified to conduct business in Maryland, Delaware and Pennsylvania and sells products and services through the internet throughout the United States, Canada and Europe.

Business Plan

The Company is extending the ophthalmology clinic to patient's homes. Our goal is to provide a telehealth eye-scanning solution that allows providers to identify new disease activity for more than one billion individuals worldwide suffering from retinal and neurological disease. Specifically, the Company is developing the Neuro-i, a wearable and non-invasive retinal imaging device that allows clinicians to remotely monitor disease activity in ophthalmology and neurology patients. The Neuro-i, coupled with its software either as a SaaS software or software supportive to the device, provides a valuable telehealth eye-scanning system solution.

Currently, the Company may provide its products for investigational use only. In order for the Company to sell its products on a commercial basis, the Company's products will require FDA clearance. The Company has received comprehensive pre-submission feedback from the FDA and plans to submit its 510(k) premarket notification with the FDA by the end of 2023. The Company aims to receive FDA clearance on both its software product and medical device by Q2 of 2024.

The Company's first priority is obtaining FDA clearance for its products so they can be sold commercially. The capital we raise here will empower us to receive FDA clearance for our products and expand our product development. The Company aims to achieve profitability approximately 12-18 months after it receives FDA clearance for its products.

The Company's Products and/or Services

Product / Service	Description	Current Market
JuneBrain Stand Alone Software	A cloud based, HIPAA compliant SaaS software platform with portals for patients and providers designed to automatically segment and analyze retinal OCT images with a fast deep learning-based topology guaranteed segmentation method.	Clinicians and research institutions.
Neuro-i SS-OCT System	A mobile, wearable imaging device to remotely detect ophthalmologic or brain disease.	Research institutions, clinics, and pharmacies.

Competition

The markets in which our products are sold are highly competitive.

Historically, the gold standard for ocular imaging by eye care professionals includes OCT systems manufactured by Zeiss and Heidelberg Engineering. More recently, new portable OCT designs are gaining traction in the industry which include several marketed products. Handheld OCT devices are designed for use by healthcare providers for screening and evaluation of retinal diseases in non-traditional settings, including the Envisu C2300 handheld OCT system manufactured by Leica Microsystems, a technology acquired by Bioptigen, Inc.

JuneBrain will position its product so that we may look to these competitors for licensing or acquisition opportunities. Several other portable technologies have been developed by research groups and startup companies, but do not yet have FDA approval. These include OCT devices being developed by Notal Vision, Compact Imaging, Tesseract Health, and Lumedica for remote monitoring of retinal disease.

The Neuro-i will differentiate itself from other commercial OCT devices in the following ways: (i) it will be a turnkey solution that can be operated by patients inside and outside of clinical settings; (ii) it will automatically detect temporal and spatial changes in retinal thickness; and (iii) it will provide alerts to new disease activity that can be understood and used by both eye care professionals and neurologists to help inform their clinical care.

In addition, the Neuro-i platform will help patients track changes in their symptoms, and use the OCT results to inform changes in symptoms over time. The improvement on the traditional symptom tracking app will enhance patient-provider communication by helping patients understand their symptoms. The Neuro-i will allow for more regular monitoring of patients by both eye and neurology clinics that are otherwise unable to accommodate a higher frequency of clinical visits. The device will also make OCT data easily accessible to any clinician without having to purchase an expensive commercial device or hire a retinal photographer.

Customer Base

Our main customer base will be business to business sales (B2B). Our target customers can be categorized in terms of three (3) initial market segments in the United States.

The first category is Eye Clinics, where ophthalmologists and optometrists can use the Neuro-i to monitor any patient whose disease affects their ocular health. This category includes those individuals with AMD, diabetic retinopathy, glaucoma, and multiple sclerosis (MS). Currently, in the United States there are an estimated 40,000 optometrists and 18,000 ophthalmologists practicing across 27,000 eye practices.

The second category is Neurology Clinics, where neurologists can use the Neuro-i to monitor people who are experiencing ocular disease, as is the case with those suffering from Multiple Sclerosis (MS). The American Academy of Neurology estimates that there will be 18,060 active neurologists in the United States by 2025. To put it in perspective, MS specialists see an average of 25 patients per week with MS.

The last category consists of research institutions. Many researchers are often searching for new ways to assess retinal and neurological disease on a more frequent basis, and in a way that allows them to conduct virtual clinical trials from the safety of a remote setting, like a participant's home. By performing research this way, researchers can reduce exposure to infectious agents.

In the future, the Company anticipates future customers will include other clinical settings, such as urgent care, primary care and ER facilities, pharmacies and non-clinical settings like nursing homes.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
10,849,547	"Neuro-i Brain Monitoring System"	Utility Patent	May 4, 2017	December 1, 2020	USA
PCT/US2018/031171	"Brain Monitoring System"	PCT Utility Patent	May 4, 2018	Pending	USA
PCT/EP18793948.3	"Brain Monitoring System"	EPO Utility Patent	December 4, 2019	Pending	European Union
PCT/CA3,099,238	"Brain Monitoring System"	Canada Utility Patent	November 3, 2020	Pending	Canada
29,845693	"Final Headset and Tower Design + Ergonomics"	Design Patent	July 11, 2022	Pending	USA
88162685	"JUNEBRAIN"	Design Plus Words, Letters and/or Numbers	October 19, 2018	August 23, 2022	USA
88162691	"JUNEBRAIN"	Standard Character Mark	October 19, 2018	August 23, 2022	USA
62/831,014*	Software: "A fast deep learning based topology guaranteed segmentation method for retina OCT images."	Provisional Patent	April 8, 2019	September 9, 2019	USA
EP3953904A1*	Software: "A fast deep learning based topology guaranteed segmentation method for retina OCT images."	European Patent	March 25, 2020	Pending	European Union

*Pursuant to a License Agreement between the Company and Johns Hopkins University, dated September 10, 2019, the Company has an exclusive worldwide non-revocable license to use these patents, along with other intellectual property such as an exclusive copyright (including derivative works) to software source code.

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. In particular, the Company is subject to and affected by the laws and regulations of the Food and Drug Administration (FDA). These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$74,100
Clinical and Safety Testing (1)	48%	$12,000	48%	$592,800
Product Development (2)	28%	$7,000	28%	$345,800
Salaries & Overhead (3)	18%	$4,500	18%	$222,300
Total	**100%**	**$25,000**	**100%**	**$1,235,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above intended to assist you in understanding how the offering proceeds will be used.

(1) We will use these proceeds to conduct clinical and safety testing required to receive clearance from the FDA for our 510(k) FDA submission.

(2) We will continue to invest heavily in our product development, including further software and hardware development, integrating additional features into our product based on customer feedback, and scaling-up our manufacturing processes.

(3) These proceeds will be used to hire additional employees to assist with various administrative, research and operational functions and for the Company's overhead expenses, including rent and utilities. We will also use a portion of the proceeds for patent prosecution.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Samantha Scott	President, CEO, Founder and Director	President, CEO and Founder of JuneBrain, Inc., 2017 – Present Responsible for operations, product development and general day to day CEO responsibilities	NIH Postdoctoral Fellowship in Neuroimaging of Addiction, 2015; University of Southern California, Ph.D., Biomedical Engineering, 2014; USC Marshall School of Business Graduate Certificate in Technology Commercialization, 2013; University of Southern California, M.S., Biomedical Engineering, 2009; Stanford University, B.S., Biomechanical Engineering, 2008; University of Oxford, Computational Neuroscience and Artificial Intelligence Tutorial, Stanford University Overseas Studies Program, 2007
Smaa Koraym	Product Manager	Product Manager at JuneBrain Inc., 2022 – Present Responsible for planning, developing, launching, and managing the Company's products and services throughout the product lifecycle. Software Development & Business Development Intern at JuneBrain Inc., 2021 Completed projects focused on validation testing and evaluation for	Carnegie Mellon University, M.S., Biomedical Engineering, 2022; Carnegie Mellon University, M.S., Engineering & Technology Innovation Management, 2022; Harvard Extension School & EDX.ORG,

		JuneBrain's prototype system, as well as market discovery and demand modeling Laboratory Manager of Undergraduate Chemistry Labs at Johns Hopkins University, 2016 – 2019 Responsible for maintaining the functional integrity of 5 lab spaces	Professional Certificate, Data Science, 2019; American Chemical Society, Professional Certificate, Chemistry, 2013; Washington College, Dual B.S., Chemistry and Biology, 2013

Biographical Information

Samantha Scott: Samantha is the Founder, CEO and Director of the Company. Samantha received her B.S. in Biomechanical Engineering from Stanford University and went on to earn her M.S. and PhD degrees from the University of Southern California. As a biomedical engineer and scientist, Dr. Scott has a passion for how structural and functional changes in the brain manifest in the retina and has spent her over 14-year career developing medical devices to diagnose and treat retinal diseases as well as using neuroimaging and ophthalmic imaging techniques to track retinal changes that provide data for medical treatment. Samantha manages the day-to-day operations of the Company and has previously worked with two retinal device startup companies: Second Sight Inc. (Sylmar, CA) and Vasoptic Medical Imaging (Baltimore, MD). Under Dr. Scott's leadership, the Company has raised over $2.1 million in government and investor funding, is the proud recipient of a number of industry awards, and has a host of relationships with influential industry leaders in the nation.

Smaa Koraym: Smaa is the Product Manager at the Company. She has received dual B.S. degrees in Chemistry and Biology from Washington College and went on to earn M.S. degrees in Biomedical Engineering and Engineering and Technology Innovation Management from Carnegie Mellon University. Smaa originally joined the Company as an intern in 2021 focused on validation testing and evaluation for JuneBrain's prototype system, as well as market discovery and demand modeling business. Prior to joining the Company, Smaa was the Undergraduate Manager of Chemistry Labs at Johns Hopkins University. She was responsible for maintaining the functional integrity of 5 lab spaces and running 16 experiments for up to 850 students per semester.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). As of the filing of this Form C, 3,165,051 shares of Common Stock are issued and outstanding. Additionally, the Company has established the 2019 Omnibus Stock Incentive Plan for which 348,910 shares of Common Stock are authorized for issuance thereunder. As of the date of this Form C, 252,369 options to purchase Common Stock are issued and outstanding and 71,680 shares of Common Stock remain available for issuance under the 2019 Omnibus Stock Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	3,165,051*
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	85.25%

*One shareholder has a right to a non-dilutable two percent (2%) equity interest in the Company up to (and including) a $2,000,000 financing round which also includes participation rights to invest up to ten percent (10%) of such financing round.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	252,369
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	6.80%

Type	SAFEs
Face Value	$10,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $5,000,000 and a Discount Rate of 85%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.18%

Type	SAFEs
Face Value	$275,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $8,000,000 and a Discount Rate of 85%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.72%

Type of security	Convertible Note- Maryland Governmental Entity
Amount Outstanding	$50,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	(i) At the option of the holder, in the event the Company raises gross proceeds in a subsequent financing in an amount of $500,000 or more, or upon a conversion event, the Convertible Note may convert into the same securities issued in the subsequent financing or conversion event at the same price as such other investors or holders or the Convertible Note repayment may be accelerated; (ii) Maturity date: June 1, 2025.
Interest Rate	8%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.58%

Type of security	Convertible Note- Pennsylvania Governmental Entity
Amount Outstanding	$50,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	(i) At the option of the holder, in the event the Company raises gross proceeds in a subsequent financing in an amount of $1,500,000 or more, in one or a series of transactions, or upon a Significant Transaction, the Convertible Note, along with accrued but unpaid interest, may convert into the same securities issued in the subsequent financing or Significant Transaction at the same price as such other investors or holders less a Conversion Discount Percentage (such Conversion Discount Percentage shall be either 80% or 70% until the second or third anniversary of the Note for equity financings and 50% for a Significant Transaction); and (ii) Maturity date: February 17, 2026.
Interest Rate	8%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.72%

Type of security	Convertible Note with Allegheny Health Network
Amount Outstanding	$50,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	(i) At the option of the holder, in the event the Company raises gross proceeds in a subsequent financing in an amount of $1,500,000 or more, in one or a series of transactions, or upon a Significant Transaction, the Convertible Note, along with accrued but unpaid interest, may convert into the same securities issued in the subsequent financing or Significant Transaction at the same price as such other investors or holders less a Conversion Discount Percentage (such Conversion Discount Percentage shall be either 80% or 70% until the second or third anniversary of the Note for equity financings and 50% for a Significant Transaction); and (ii) Maturity date: February 17, 2026.
Interest Rate	8%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.72%

Type of security	Convertible Note- Maryland Governmental Entity*
Amount Outstanding	$150,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	(i) At the option of the holder, in the event the Company raises gross proceeds in a subsequent financing in an amount of $500,000 or more, or upon a conversion event, the Convertible Note may (a) be exchanged for an equity investment or other security in the Company immediately before such event at a conversion price equal to the lesser of (x) 85% of the per share price paid by the subsequent investors or pursuant to the conversion event; and (y) an amount obtained by dividing $8,000,000 by the fully diluted capital stock; or (b) repayment of the Convertible Note may be accelerated; (ii) Maturity date: December 15, 2027; (iii) Board observer rights; and (iv) Inspection and visitation rights.
Interest Rate	0%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.03%

*Amount has been funded as of the date of this Form C. Definitive documentation is expected to be fully executed shortly.

Outstanding Debt

As of the date of this Form C, the Company has the following outstanding debt:

Type	Shareholder Loans from Company CEO and Founder
Amount Outstanding	$3,693
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Samantha Scott	2,865,000 shares of Common Stock	90.52%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of November 30, 2022, the Company had an aggregate of $271,664 in cash and cash equivalents, leaving the Company with approximately 5 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$317	3,165,051	Research & Development and General Working Capital	July 30, 2019; September 9, 2019; February 17, 2021; November 1, 2022	Section 4(a)(2)
Convertible Notes	$150,000	3	Research & Development and General Working Capital	June 1, 2020; February 17, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$285,000	10	Research & Development and General Working Capital	July 1, 2020; July 2, 2020; December 29, 2021; March 30, 2022; September 9, 2022; September 12, 2022; September 14, 2022; October 11, 2022	Section 4(a)(2)
Convertible Notes*	$150,000	1	Research & Development and General Working Capital	December 15, 2022	Section 4(a)(2)
Option to Purchase Common Stock	N/A	277,230**	N/A	Various dates between October 15, 2020 and August 15, 2022	Rule 701

**Amount has been funded as of the date of this Form C. Definitive documentation is expected to be fully executed shortly.

**24,861 options were exercised on November 1, 2022.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) In 2019 and 2021, the Company's CEO and Founder, Samantha Scott, provided loan advances to the Company in connection with the opening of Company bank accounts, totaling in the aggregate $3,693. The loans do not carry an interest rate and do not have a maturity date. See the section titled "*Outstanding Debt*" for more information regarding these loans.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.junebrain.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

/s/Samantha Scott
(Signature)

Samantha Scott
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Samantha Scott
(Signature)

Samantha Scott
(Name)

Director
(Title)

December 30, 2022
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

JUNEBRAIN, INC

Unaudited financial statements
Years ended December 31, 2021 and 2020

With independent accountant's review report

JuneBrain, Inc
Table of contents
Years ended December 31, 2021 and 2020
(Unaudited)

To the Board of Directors
JUNEBRAIN, INC

I have reviewed the accompanying financial statements of Junebrain, Inc as of December 31, 2021, and 2020, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements following accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagement following Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be under accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion
Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be under the accounting principles generally accepted in the United States of America.

Stephanie Rodriguez
Stephanie Rodriguez, CPA
Lic # AC46633
Miami, FL
December 16th, 2022

JuneBrain, Inc
Balance Sheets
December 31, 2021 and 2020
(Unaudited)

	2021	2020
Assets		
Current assets		
Cash and cash equivalents	231,098	13,225
Total current assets	231,098	13,225
Non-current assets		
Property and equipment	-	-
Total non-current assets	-	-
Total assets	231,098	13,225
Liabilities and stockholders' equity		
Liabilities		
Current liabilities		
Loan	3,693	11,315
Credit cards	24,653	45,112
Account payable	6,125	5,050
Other current liabilities	4,951	-
Total current liabilities	39,422	61,477
Non-current liabilities		
Convertible notes	150,000	50,000
Total non-current liabilities	150,000	50,000
Total liabilities	189,422	111,477
Stockholders' equity		
Common stock	314	307
Additional paid-in capital	58,750	58,750
Additional paid-in capital SAFEs	10,000	10,000
Accumulated deficit	(27,388)	(167,309)
Total stockholders' equity	41,676	(98,252)
Total liabilities and stockholders' equity	231,098	13,225

See independent accountant's review report and the notes to the financial statements

JuneBrain, Inc
Income Statements
Years ended December 31, 2021, and 2020
(Unaudited)

	2021	2020
Operating expenses		
Payroll expenses	61,947	36,705
Materials and supplies	29,662	-
Consultants and subcontracts	83,803	58,755
General and administrative	39,277	25,195
Legal & Professional Services	133,029	70,938
Depreciation expense	-	275
Total operating expenses	347,718	191,868
Net operating loss	(347,718)	(191,868)
Non-operating income (expenses)		
Grant income	500,000	49,500
Other expense	(15,649)	-
Other income	3,288	45,873
Total non-operating income (expenses)	487,639	95,373
Net income (loss)	139,921	(96,495)

See independent accountant's review report and the notes to the financial statements

JuneBrain, Inc
Statements of changes in stockholders' equity
Years ended December 31, 2021 and 2020
(Unaudited)

	Common stock		Additional paid-in capital	Additional paid-in capital SAFE	Accumulated deficit	Total Stockholders' capital
	Shares	Amount				
Ending balance, December 31, 2019	3,070,408	307	51,500	-	(70,814)	(19,007)
Common stock issued	-	-	7,250	-	-	7,250
Additional paid-in capital SAFE	-	-	-	10,000	-	10,000
Net loss	-	-	-	-	(96,495)	(96,495)
Ending balance, December 31, 2020	3,070,408	307	58,750	10,000	(167,309)	(98,252)
Common stock issued	69,782	7	-	-	-	7
Net income	-	-	-	-	139,921	139,921
Ending balance, December 31, 2020	3,140,190	314	58,750	10,000	(27,388)	41,676

See independent accountant's review report and the notes to the financial statements

JuneBrain, Inc
Statements of cash flows
Years ended December 31, 2021 and 2020
(Unaudited)

	2021	2020
Cash flows from operating activities		
Net loss	139,921	(96,495)
Adjustments to reconcile net loss to net cash used for operations:		
(Increase) decrease in liabilities		
Credit cards	20,459	26.256
Accounts payable	1,075	5.050
Other current liabilities	4,951	-
Cash flows used in (provided by) operating activities	125,488	(64,914)
Cash flows from financing activities		
Loans	(7,622)	10,265
Notes payable	100,000	50,000
Common stock issued	7	-
Additional paid-in capital	-	7,250
Additional paid-in capital SAFEs	-	10,000
Cash flows provided by financing activities	92,385	77,515
Net increase in cash	217,873	12,325
Cash at beginning of the year	13,225	900
Cash at end of year	231,098	13,225

See independent accountant's review report and the notes to the financial statements

JuneBrain, Inc
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in US$)

NOTE 1 - NATURE OF OPERATIONS

JuneBrain, LLC was incorporated on January 06, 2017 as a limited liability company, with the vision of empowering the ophthalmology and neurology communities through remote monitoring of eye and brain health. The mission begins with age-related macular degeneration (AMD) and multiple sclerosis (MS): degenerative diseases. The Company develops a telehealth eye-scanning system that detects changes in disease activity and allows clinicians to remotely track disease progression and patient responses to treatment between clinical visits.

In 2019 was incorporated JuneBrain, Inc, under the laws of Delaware. On July 30, 2019, the board of directors resolved to enter into a share exchange agreement by and among the Corporation and the members of JuneBrain, LLC, pursuant to which such members of JuneBrain LLC shall exchange all of each member's membership interests in the company for an aggregate of 3,000,000 shares of common stock of the corporation, becoming the subsidiary wholly owned by JuneBrain Inc.

Both Companies are headquartered in Baltimore, MD.

Intellectual property license agreement

On July 30, 2019, Samantha Scott being the Manager of JuneBrain, LLC entered into an intellectual property license agreement with JuneBrain, Inc (the "Licensee"), whereupon Inc has the right to use the JuneBrain mark, filed in the category of Medical Instrument Product, Computer Product, Electrical & Scientific Products. The agreement reveals the Manager and any officer of the Company are authorized, empowered, and directed, in the name and on behalf of the Company, to execute, deliver and perform the License Agreement and the transactions contemplated thereby, with such changes therein and additions, deletions and modifications thereto as the officer or officers executing the same may, with the advice of counsel, approve, such approval to be conclusively evidenced by his or her execution and delivery thereof.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

The accompanying financial statements have been prepared under U.S. Generally Accepted Accounting Principles (US GAAP). The accompanying unaudited financial statements do not include all the information and notes required by US GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

b) Fiscal year

 The company operates on a December 31st year-end.

JuneBrain, Inc
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in US$)

c) Going concern

The financial statements are prepared on a going concern basis. The company's ability to continue depends on management's plans to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the company is not able to continue as a going concern.

d) Use of estimates

The preparation of the financial statement in conformity with US GAAP, requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

e) Risks and uncertainties

The company's business and operations are sensitive to general business and economic conditions in the United States. Several factors beyond the company's control may cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the company's financial condition and the results of its operations.

The COVID-19 Pandemic has negatively impacted the macroeconomic environment in the U.S. and globally. This business, has been affected - including its operations and financial condition. Due to the evolving and uncertain nature of COVID-19, it is reasonably possible that it could materially impact the financial statements estimates, particularly those that require consideration of forecasted financial information.

The magnitude of the impact that COVID-19 has on the business going forward will depend on numerous evolving factors that we may not be able to accurately predict nor control - including the duration and extent of the pandemic; the impact of federal, state, local, and foreign governmental actions; changes in consumer behavior in response to the pandemic and such governmental actions; and economic and operating conditions faced in the pandemic's aftermath.

f) Concentrations of credit risk in cash and cash equivalents

The company maintains its cash balance in three financial institutions. The balance is insured by the Federal Deposit Insurance Corporation up to $250,000. At various times during the fiscal year, the company's cash in bank balances exceeded the Federally insured limits. As of December 31, 2021, and 2020, the company had $231,098 and $13,225 of cash and cash equivalent, respectively.

g) Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets of 5 and 7 years. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Repair and maintenance costs related to manufacturing equipment are borne by licensees (partner entities), and major improvements are capitalized.

JuneBrain, Inc
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in US$)

The company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. There were no impairment losses during the years ended December 31, 2021 and 2020.

Property and equipment consisted of the following as of December 31, 2021 and 2020:

	2021	2020
Computer equipment	2,024	2,024
Furniture	276	276
Property and equipment, gross	2,300	2,300
Accumulated depreciation	(2,300)	(2,300)
Property and equipment, net	-	-

h) *Research & Development*

Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally-generated asset arising from development is recognized if, and only if, all of the following have been demonstrated:

- The technical feasibility of completing the asset so that it will be available for use or sale;
- The intention to complete the asset and use or sell it;
- The ability to use or sell the asset;
- How the asset will generate probable future economic benefits;
- The availability of adequate technical, financial and other resources to complete the development and to use or sell the asset; and
- The ability to measure reliably the expenditure attributable to the asset during its development.

The amount initially recognized for internally-generated assets is the sum of the expenditure incurred from the date when the asset first meets the recognition criteria listed above. Where no internally-generated asset can be recognized, development expenditure is charged to profit or loss in the period in which it is incurred

As of December 31, 2021 and 2020, all development cost were recognized as expenses as incurred.

i) *Fair value measurements*

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities,

JuneBrain, Inc
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in US$)

- Level 2: Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means,

- Level 3: Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

j) Revenue recognition

Revenues are recognized when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The company is developing a telehealth eye-scanning system to begin production of devices and subsequently generate revenue.

k) Income taxes

Until 2019, the company was a limited liability Company. The partnership was not a taxpaying entity for federal income tax purposes, and thus no income tax expense had been recorded in the statements. Income from the partnership was taxed to the members in their individual returns.

After the conversion, the company is taxed as a "C" Corporation in the federal jurisdiction of the United States. The company sustained net operating losses for the last two periods. Net operating losses will be carried forward to reduce taxable income in future years. Under current law, net operating losses may be carried forward indefinitely.

l) Recent accounting pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard-setting bodies and adopted by the company as of the specified effective date. Unless otherwise determined, the company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

NOTE 3 - LOANS AND CREDIT CARDS

Loans and credit cards consisted of the following as of December 31, 2021 and 2020:

	2021	2020
Current:		
Credit cards	24,653	45,112
Paycheck Protection Program (PPP)	-	10,265
Shareholder loan	3,693	1,050
Current	28,346	56,427

JuneBrain, Inc
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in US$)

Credit cards

Credit cards are used to pay obligations of the company to suppliers of goods and services obtained in the ordinary course of business. Credit cards accrue interest at a market rate.

Paycheck Protection Program (PPP)

In April 2020, the Company received loan proceeds of $10,265 under the Paycheck Protection Program ("PPP"). The PPP established as part of the Coronavirus Aid, Relief and Economic Security Act provides loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent, and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four-week period.

The PPP loan is evidenced by a promissory note, between the company, as the borrower, and the Small Business Administration ("SBA"), as the lender. The interest rate on the note is 0.98% per annum, with interest accruing on the unpaid principal balance computed based on the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six months beginning on the date of the note.

The company used the proceeds for purposes consistent with the PPP loan. To obtain full or partial forgiveness of the PPP loan, the company must request forgiveness and must provide satisfactory documentation under applicable SBA's guidelines. Interest payable on the note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the note. The company will have to repay any portion of the principal amount of the note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until the such unforgiven portion is paid in full.

During 2021 the company complied with all the aforementioned requirements, as of March 29th, 2021, the PPP loan was totally forgiven.

NOTE 4 - NOTES PAYABLES

Convertible Promissory Note

On June 1, 2020, the Company received $50,000 from Maryland Technology Development Corporation, a body politic and corporate and an instrumentality of the State of Maryland (TEDCO). According to the agreement, TEDCO shall have the right to require the Company to purchase all or any amount of the preferred shares, or any shares of stock of the Company issued upon conversion of, or in exchange for, the Preferred Shares, including limitation, shares of Common Stock, par value $0,00001 per share, of the company to TEDCO, for a period of 90 days after the later of i) the date the Company gives notice that a Designated Event has occurred, or ii) the date as of wich the Designated Event occurred, at a price per Security equal to the greater of the Fair Market Value Per Security or the Original Purchase Price Per Security plus all accrued and unpaid dividend, interest, or distributions on such Securities. The interest rate is 5% with a maturity date of June 2025.

JuneBrain, Inc
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in US$)

Innovation Works, Inc and Allegheny Health Network

On February 17, 2021, the Company agreed to issue equity to Innovation Works, Inc and to Allegheny Health Network, two Pennsylvania nonprofit corporations, 34,891 shares of Common Stock each, which is equal to one percet (1%) of the issued and outstanding equity of the company on a fully diluted basis as the date hereof, in consideration for admission to the AlphaLab Health Program. Both companies have agreed to provide funding for $100,000 subject to the terms of convertible notes ($50,000 each). According to the Agreement, Innovation Works, Inc has agreed to provide the Company with a revocable, non-exclusive license to enter onto and use certain office and laboratory space at Allegheny General Hospital, and also both Companies agreed to provide to the company, services and programming consistent with the AlphaLab Health Program which may include feedback on Company's clinical, regulatory and commercialization plans, introductions to mentors and subject matter experts relevant to Company domain, networking with a peer group of portafolio companies and entrepreneurs, and assistance with developing Company's fundraising strategy and plans. This Agreement end in the later of (i) the last day of the 2021 AlphaLab Health Program and (ii) the termination of the Office License, unless terminated earlier in accordance whit the agreement.

NOTE 5 - STOCKHOLDER'S EQUITY

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the corporation shall have the authority to issue is 10,000,000 shares, at a value of $0.0001 per share. As of December 31, 2021, and 2020, the company has issued common stock shares of 3,140,190, equivalent to 3,070,408, respectively.

Conversion of JuneBrain, LLC to JuneBrain, Inc.

The company decided to modify its corporate form from a limited liability company to a Delaware incorporated company. As part of the steps taken for the aforementioned purpose, and according to the consent of the members and the members and managers of JuneBrain, LLC, by then JuneBrain, Inc. already, certain amended and restated operating agreement dated January 1, 2019, entered by and between the company and Samantha Scott as its founding member, was terminated by a termination agreement dated as of July 30, 2019, which both parties entered into by mutual consent and brought the aforementioned certain amended and restated operating agreement to an end thereof.

Having filed the certificate of conversion and certificate of Incorporation with the Delaware secretary of state, the company officially modified its corporate form from a limited liability company to a Delaware corporation. Additionally, by an Action of Incorporator, the company appointed the latter to serve as a director.

Finally, according to certain Action by Written Consent of the Stockholders of JuneBrain, Inc., Samantha Scott, being the majority stockholder of the company, adopted the company's new Bylaws attached thereto, ratified, confirmed, adopted, and approved his appointment to serve as director of the Corporation, along with his previous decisions, and was authorized to act in the name and on behalf of the company.

JuneBrain, Inc
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in US$)

Simple Agreement For Future Equity (SAFE)

In July 2020, the company issued two Simple Agreements for Future Equity ("SAFEs"), all worth a total of $10,000 with post-money valuation caps of $5,000,000 and discount rate of 85%.

If an Equity Financing event occurs before the termination of such SAFEs, on their initial closing the SAFEs will automatically convert into the number of shares of safe preferred stock equal to the purchase amount divided by the conversion price.

As of the date of issue of these financial statements, the company has not held an equity financing event and none of the SAFE was converted to shares of safe preferred stock.

Option agreements with optionees
During 2022, several advisors and employees were issued option grants (all, collectively, "optionees"). The company granted these optionees the right to purchase shares of Common Stock in consideration for their services to the company.

Given the nature of the agreement and the relationship between the company and the optionees, assurance sections for the company are included in addition to those that regulate the exercise of option and purchase price, such as non-transferability of option and of purchased shares, company repurchase option, drag-along rights, among others.

As the date of this report, the optionees has the right to purchase a total of 252,369 shares of common stock.

NOTE 6 - GRANTS

During 2020, and 2019 the company received grants totaling $49,500 and $101,624, respectively, to the project entitled: "SBIR Phase I: Development of a Wearable Retinal Imaging Device for Improved Monitoring of Multiple Sclerosis at Home." This grant is awarded pursuant to the authority of the National Science Foundation Act of 1950, as amended {42 U.S.C. 1861-75,) and is subject to NSF program Solicitation, "Small Business Innovation Research Program Phase I," (NSF 17-596.)

The award is subject to the Small Business Innovation Research (SBIR)/Small Business Technology Transfer (STTR) Phase I, and its a fixed amount award intended to support the proposed level of effort for the period of performance. As part of these conditions, awardees are required to comply with the Federal Funding Accountability and Transparency (FFATA) article entitled, Reporting Subawards and Executive Compensation.

In June, 2021, the Nacional Science Foundation awarded a Cooperative Agreement for support of the project "SBIR Phase I: Development of a Wearable Retinal Imaging Device for Improved Monitoring of Multiple". The amount of this awards is $1,000,000 and the payments will be made as follows: 25% in advance, 25% upon acceptance by NSF SBIR Program Officer of first interim report, 25% upon acceptance by NSF SBIR Program Officer of second interim report, the remainder of funds less $25,000 upon acceptance by NSF SBIR Program Officer of third interim report and the final $25,000 upon acceptance by NSF SBIR Program Officer of a satisfactory final report and upon submission of a Project Outcomes report. The ended date to the period of performance is on May 31, 2023.

JuneBrain, Inc
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in US$)

These grants were subject to conditions and satisfaction of legal and regulatory requirements. The company assessed that there is reasonable assurance that it will comply with the conditions attached to the grant. Grant income is recognized in the income statements on a systematic basis over the period established by the grant conditions.

NOTE 7 - SUBSEQUENT EVENTS

Merger Agreement

On September 1, 2022, Samantha Scott as the sole manager and the sole member of JuneBrain LLC, resolved and executed in joint action, by wich, in the best interests of the Company, to approve the merger of the company with and into the surviving corporation upon the terms and conditions set forth in the merger agreement. According to the plan of merger, all assets and liabilities of JuneBrain LLC were transferred to or assumed by JuneBrain Inc.

Filed the certificate of merger, the surviving corporation is JuneBrain, Inc., a Delaware Corporation and the foreign limited liability company being merged into the surviving corporation is JuneBrain LLC.

Simple Agreement For Future Equity (SAFE)

After December 2021, the company issued several Simple Agreement for Future Equity ("SAFEs"), for a total of $250,000 with post-money valuation caps of $8,000,000 and a discount rate of 85%.

If an Equity Financing event occurs before the termination of such SAFEs, on their initial closing the SAFEs will automatically convert into the number of shares of safe preferred stock equal to the purchase amount divided by the conversion price.

As of the date of issue of these financial statements, a total of $285,000 were received. The company has not held an equity financing event and none of the SAFE was converted to shares of safe preferred stock.

Crowdfunding offering.

The company is offering (the "crowdfunded offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C as amended in order to receive any funding.

The crowdfunded offering is being made through OpenDeal Inc. (the "intermediary" aka "Republic" or "Republic.co"). The intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in the offering.

JuneBrain, Inc
Notes to the Financial Statements
For the years ended December 31, 2021 and 2020
(Expressed in US$)

Management's Evaluation

Management has evaluated subsequent events through December 16th, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

JUNEBRAIN, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2022

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2022 Crowd SAFE holders, "**Investors**") of $[________] (the "**Subscription Amount**") on or about [Date of Crowd SAFE], JuneBrain, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 15%.

The "**Valuation Cap**" is $8,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to <u>Section 1(a)</u> or <u>Section 1(b)</u>; or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to <u>Section 1(b)</u> or <u>Section 1(c)</u>.

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3.   *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities

under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of this Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   If the Investor intends to transfer the Crowd SAFE **("Transfer")** in accordance with this Section 5, the investor accepting transfer **("Transferee")** must pass and continue to comply with the Nominee's (as defined in **Exhibit A**) (and any applicable affiliate's) know your customer ("**KYC**") and anti-money laundering ("**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Transferee's failure to pass the requisite KYC and AML procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the Investor's failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature

page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Baltimore, Maryland. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

JUNEBRAIN, INC.

By:
Name: Samantha Scott
Title: Chief Executive Officer
Address: 875 Hollins Street, Suite 102, Baltimore, MD 21201, United States
Email: Samantha.scott@junebrain.com

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2022 issued by JuneBrain, Inc. (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof (the "**Conversion Securities**") to be custodied with a qualified custodian of the Nominee's sole discretion (**"Custodial Conversion"**). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (as defined below) (collectively the "**Nominee Services**"). Defined terms used in this Nominee Rider are controlled by the Security unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of JuneBrain, Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The "**Term**" the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information (**"PII"**) in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank – Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

COMPANY:

JuneBrain, Inc.

By:

Name: Samantha Scott, CEO

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Youngro Lee, President

Date:

EXHIBIT C

Video Transcript

Main Setting(s):
  A. *Generic Pharmacy* [no use of any commercial names; the word 'PHARMACY' can be placed on the outside of the building in the color maroon]
  B. *Doctor's Office*
  C. *Patient's Home*

Main Character: Mrs. Mabel [patient, age 66, female]

Secondary Characters [listed in the order they will show up in the video]**:**
  ● **Man #1** [pharmacy customer, age 45, male]
  ● **Pharmacy Technician** [age 20, female]
  ● **Dr. Smith** [age 50, male]

Duration of Video: Goal = 2.5 minutes, Maximum acceptance <= 4 minutes

Scene Setup	Voice Over
Scene 1 Visual: Man #1 is driving into the pharmacy parking lot, parks his car, walks into the pharmacy, where he gets in line behind Mrs. Mabel. [Pan out so all the counters of the pharmacy are visible] On the far right of the service counter, which is significantly shorter than the other counters, rests the Neuro-I device [the tower and headset portion] and the pharmacy tech has just finished scanning a customer, who walks away from the counter.	*[Upbeat music/tempo]* **Narrator:** In America, 9 out of 10 residents live within a 5-mile distance of a pharmacy. 48,000 of these pharmacies are located within other facilities like a grocery store. This convenience makes pharmacies an ideal place to receive additional services, like a flu shot, blood pressure readings, and routine eye scans.
Scene 2 Visual: The pharmacy technician calls over Mrs. Mabel to the counter and a conversation ensues between them.	**Pharmacy Tech:** I can help the next person in line…Hi, how can I help you today? **Mrs. Mabel:** Hi Dear, my doctor sent over a script to get my eye scan completed here. **Pharmacy Tech:** Great! Can you provide me with your full name and date of birth?
Scene 3 Visual: The pharmacy technician directs Mrs. Mabel to the service side of the counter, where there is a chair for Mrs. Mabel to sit. On the service counter, which is significantly shorter than the other counters, rests the Neuro-I device [the tower and headset portion].	**Pharmacy Tech:** Ok, Mrs. Mabel, we have the script on record…can you meet me at the last service counter and take a seat in the chair? We will begin momentarily. In the meantime, please open your JuneBrain app and scan the device within the patient portal.
Scene 4 Visual: [zoom in on phone] Mrs. Mabel opens her JuneBrain application on her phone and inputs the required information to accurately pair the Neuro-I device used to her identification information. Show Mrs. Mabel scanning a QR code with her camera. Then, she takes a seat.	**Mrs. Mabel:** I have scanned the device code.

Scene 5 Visual: [pan to the tower's touchscreen monitor] the pharmacy technician checks that the following line is displayed on the monitor before proceeding: "***Patient Information Accepted***".	**Pharmacy Tech:** Excellent! And I am registering your patient information as we speak. **Pharmacy Tech:** Ok, Mrs. Mabel, we are ready to begin. Please place the following headset over your eyes and adjust the head straps to your liking. If you would like some assistance, I'll gladly help.
Scene 6 Visual: Mrs. Mabel places the headset on, adjusts knobs for the headset, and informs tech that she is ready.	**Mrs. Mabel**: I'm ready; this is quite comfortable.
Scene 7 Visual: [pan out to pharmacy tech looking at Mrs. Mabel and then to the tower] [zoom in to the monitor] the monitor will display the following phrase "Begin Scan" on a button, which the tech presses.	**Pharmacy Tech:** Great, I am beginning the scan now, please try to remain still. This will last approximately 1 minute.
Scene 8 Visual: [pan back out to pharmacy tech looking at Mrs. Mabel and then to the tower] On the top corner of the scene portray a timer showing 30 seconds going by, then zoom back to the tech using the monitor.	*[Upbeat music/tempo]*
Scene 9 Visual: [zoom to the monitor] the monitor will display a completed B-Scan and below it, the following phrase is seen ***"Scan is Complete. Would you like to submit this scan to the doctor on file?"*** underneath the phrase are two buttons: No [button is red and the word ***"NO"*** is white] and Yes [button is green, and the word ***"YES"*** is white]. After the scan is submitted, the screen reads ***"Transmission Complete"*** …" ***Would you like to complete another scan?"*** …" ***"YES"*** …"***NO"***	*[Upbeat music/tempo]* **Pharmacy Tech:** [submits the first scan and completes a second scan]
Scene 10 Visual: [pan back out to pharmacy tech looking at Mrs. Mabel, with the tower in front of her]	**Pharmacy Tech:** OK, Mrs. Mabel, your eye scans have been sent to your doctor. You will receive a message from him through the JuneBrain patient portal once he submits your diagnostic results. You may take off the headset and rest it carefully on the counter.
Scene 11 Visual: Mrs. Mabel gets up and walks towards the exit doors of the pharmacy.	**Mrs. Mabel:** Thank you for your help, dear. Have a nice day!
Scene 12 Visual: Dr. Smith is in his office on the computer. [zoom into the computer screen, where the JuneBrain Physician Portal is open] A message pings Dr. Smith on the top right corner of the screen and it reads ***"New patient scans received and ready for review….OPEN*** [this is a selection button with the background being black and the word in bold white letters]**"** Dr.	**Dr. Smith:** Excellent, a new set of scans have arrived!

Smith clicks on the open button, as he says his line.	
Scene 13 Visual: [zoom into the computer screen, where the JuneBrain Physician Portal is open] the screen is populated with the raw scans collected by the device. Dr. Smith begins to write out his diagnostic report on the bottom half of the screen. Once he is finished, he presses the "**Submit"** button on the lower right-hand corner of the screen.	**Dr. Smith:** Mrs. Mabel's retinal health looks normal and disease progression is absent, as of today. She is asked to submit a follow-up scan after 1 month. {the character both verbally states this & writes it into the screen}
Scene 14 Visual: Mrs. Mabel is sitting in the comfort of her own home, watching tv, when a notification sounds from her phone and on the screen the following message is seen **"JuneBrain *App*** ***New message from your doctor available."*** Mrs. Mabel opens the message and Dr. Smith's message from Scene 13 is visible on her phone screen.	**Mrs. Mabel:** Oh, wow that was fast! This is great, everything looks normal and healthy.
Final Scene Visual: [slowly pan out from Mrs. Mabel smiling at her phone and fade into the JuneBrain logo and visual of the Neuro-I device]	***[Upbeat music/tempo]*** **Narrator:** JuneBrain recognizes the importance of providing accessible, intelligent, and easy-to-use retinal imaging systems to aid clinicians in delivering diligent diagnostic reports to patients, in a timely manner. By pairing our artificially intelligent software model and portable Swept Source-OCT device with the daily convenience pharmacies bring to patients, we hope to revolutionize the standard of eye care in America.
Credits	***[Upbeat music/tempo]***

EXHIBIT D

Testing the Waters Communications

 **Republic**

Company Name | JuneBrain

Logo

Headline | Remote disease monitoring | Empowering eye care and neurology communities

Slides



Tags | Crowd SAFE, Coming Soon, Women Founders, Healthtech, Companies, SaaS, Black Founders, Health & Wellness

Summary

- JuneBrain AI & automation disrupts the labor-intensive eye-scan status quo
- $874k revenue + backlog in 2022, $1.5M projected revenue in 2023*
- Awarded $1.5M in grants from the National Science Foundation (NSF)
- Winner of DC Inno Fire Awards (2021); 1st place & $50K from H/W Cup
- Winner of $100k Maryland Industrial Partnerships (MIPS) program
- High-performance prototype clinically equivalent to market leader Zeiss
- $300k in potential initial sales with LOIs from clinics in the US + Canada

Custom

Click here for important information regarding Financial Projections which are not guaranteed.

Problem

Brain and eye diseases and disorders are on the rise, exponentially

Early detection is effective at diminishing the severity of disease progression. However, modern clinical practices and imaging tools are not conducive for weekly or even monthly exams needed to capture disease progression early.

100 Million Americans

- Are affected by Neurological Diseases & Disorders [i.e., M.S., Parkinson's, Alzheimer's].
- Up to 30% of patients are misdiagnosed during early stages due to sparse monitoring and exams.



22 Million Americans

- Will be affected by Age-Related Macular Degeneration (AMD), the leading cause of blindness, by 2050.
- 15% of AMD patients progress from early to late-stage AMD due to late detection.



Our current healthcare system is not equipped to face these growing numbers:

 **Limited Time and Tools**
Clinicians don't have the capability

 **New disease activity**
before next treatment



Self-reporting rather than getting objective and useful data



"One-size-fits-all" Treatments



Months without proper examinations

Solution

Accessible, intelligent, easy-to-use retinal imaging system

to solve these problems at scale.

The Neuro-i SS-OCT is an investigational device that produces **automated**, **high-performance**, and **repeatable** imaging and analysis of retina structure and microvasculature — aiding clinicians in delivering more diligent diagnostic reports to patients in a timely manner.

JuneBrain's retinal imaging technology has the potential to identify neurological and eye diseases for the more than **1.3 billion** individuals worldwide suffering from these conditions.

—
JuneBrain is empowering eye care and neurology communities through remote disease monitoring

Your browser does not support HTML5 video.—
JuneBrain uses the retina's power to provide physicians with the insight needed to visually assess ocular and neurological disease progression.



RETINA

MACULA



OPTIC NERVE

Product

The Neuro-i SS-OCT

Optical Coherence Tomography




Our device and telehealth SaaS products allow:

Versus current commercial OCT products:

 **Daily or weekly** patient monitoring inside or outside the clinic

 **Automation** to reduce labor costs and human error

 **Portable and low-cost OCT system** for greater accessibility and ROIs for clinics

 **Machine learning software** to help doctors deliver data-informed, personalized treatment decisions

 **3–12-month** patient evaluations limited to specialized clinics

 **Requires a trained technician** to capture the images and run quality control

 **Heavy, bulky, and expensive** devices with limited accessibility

 **Limited analysis software** that requires manual corrections by a technician

How it works

   

Eye Scan	**Data Analysis**	**Physician Alert**	**Patient Follow-Up**
In less than five minutes, the Neuro-i scans the eyes	Data is collected and sent to our SaaS Platform	Results and alerts are transmitted to a clinician for review	Clinician releases information to the patient through JuneBrain's SaaS platform

Accessible + intelligent software

Objective data based on eye structure and science

01 **Machine learning algorithm** for use across diseases

02 **Automated** quality control of images

03 **Automated, high-performance, and repeatable** imaging and analysis of retina structure and microvasculature

04 **Cloud-based and HIPAA compliant** platform with portals for patients and providers

Neuro-i Clinical Data

   

Traction

From grant awards & investors to a $300k+ customer pipeline

Follow Our Journey

      

| | **$225K NSF** | | 1st Round of | | **Letters of** | |

JuneBrain is **Founded** & Provisional **Patent Filed**	$225k NSF **SBIR Phase I Awarded** 1st Team Members **Hired**	**Customer Discovery** in Full Swing through **NSF I-Corps Program**	Investor Funding **Complete** **1st Working Prototype** Complete	**$1 Million NSF SBIR Phase II Awarded**	**Intent** Collected from Prestigious Clinics in the **U.S. & Canada**	**510(k)** **FDA Submission**
2017	**2018**	**2019**	**2020**	**2021**	**2022**	**2023**

Early Traction





Projected revenue*

Pitch text



* _Click here for important information regarding Financial Projections_ which are not guaranteed.

Customers

We target customers in need of _a portable and low-cost_ way to measure disease

- Neurology + eye clinics
- Telehealth programs
- Retail Eye Centers
- Pharmacies
- Primary care and urgent care clinics
- Senior living homes
- Pharmaceutical clinical trials
- Patient homes

—

LOIs and customer pipeline













JuneBrain's go-to-market and growth strategies

Go to Market with SaaS Product

University Research Groups, Pharmaceutical Companies, Clinics

For Use in Research and Clinical Trials



Increase Addressable Market with Device

Clinics, Eye Care Retail, and Pharmacies

For Use in Offices and Clinics



Deep Market Penetration

Individual Patients

For Use at Home to Monitor Health

Entry Market:
Clinical Trials, University Research Groups, Pharmaceutical Companies

Market Opportunity

▶ Early adopter in clinical and home settings

▶ Early revenue

▶ Initial validation via publications + conferences

Example

▶ **Research Centers**



Target Market:
In-Clinic Use and Pharmacies

Market Opportunity

▶ Early adopter use in clinical settings as a portable and low-cost option

----

▶ Early revenue and recruitment of clinician ambassadors

Example

▶ **VA Hospitals**



Future Market:
Residential Long-term Care Facilities

Individualized Patient Care Model

01 Receipt of Rx from provider Years 1-2   **03** Distribution via network of pharmacies or DME suppliers

02 Direct lease from JuneBrain Years 3+   **04** Device cost to patient will be reimbursed by insurance

Market Opportunity

▶ Use in residential settings for frequent, long-term monitoring of chronic illnesses

▶ Use in prison systems needing long-term care coverage

Example

▶ **Nursing Home**



—
Revenue model

Hardware + Recurring SaaS Sales

Upfront Device Sales



One-time purchase or leasing of JuneBrain's hardware device



Recurring SaaS Sales



Monthly or annual software subscription to JuneBrain's platform

Insurance codes exist to reimburse providers for patient exams

Market

Eye care is an outdated industry...

$1.5B+	**0**	**5,680%**
Paid to retinal photographers in the US each year	Number of automated, remote eye scanning devices on the market	Increase in telehealth visits from May 2019 to May 2020
Costly labor	**Not telehealth friendly**	**Telehealth is Growing**

...and brain and eye diseases suffer from poor monitoring:

suffer from poor monitoring:

22 million people by 2050
with Age-Related Macular Degeneration

100 Million
Americans with neurological diseases like Multiple Sclerosis and Alzheimer's Disease

1 Billion
people worldwide with neurological diseases

Competition

Uniquely positioned in the vision diagnostics space

Competitors	JuneBrain		Zeiss		Heidelberg		Notal Vision
Cloud-Based AI	Yes	vs	No	vs	No	vs	Yes
Easy Patient Use	Yes	vs	No	vs	No	vs	Yes
Eye-Scanning	Yes	vs	Yes	vs	Yes	vs	Yes
Eye Disease Detection and Monitoring	Yes	vs	No	vs	No	vs	Yes
Brain Disease Detection and Monitoring	Yes	vs	No	vs	No	vs	No
Wearable	Yes	vs	No	vs	No	vs	No
In-Clinic Use	Yes	vs	Yes	vs	Yes	vs	No
Remote / At Home Use	Yes	vs	No	vs	No	vs	Yes
Scan Speed	250kHz	vs	100kHz	vs	125kHz	vs	Unknown
Size	Small	vs	Large	vs	Large	vs	Medium
Market Status	Pre-FDA	vs	For Sale	vs	For Sale	vs	Pre-FDA
Price	**$25K - $45K**		$100K		>$60K		Unknown

Raw images of the same model retina:

JuneBrain captures clinically equivalent images for a fraction of the hardware cost. JuneBrain's innovation uses AI to expedite diagnostics to capture market share from the $1.5B retinal photographer market.





NFL
IPL
GCL
OPL
INL
ELM
ONL
IS/OS
ISL
RPE
OSL
Choroid
Neuro-i
Foveal
Pit
Competitor

Vision And Strategy

From seed to scale

How JuneBrain disrupts the OCT industry:



2nd inflection point for acquisition
1st inflection point for acquisition
Competitive for industry partnership
Launch Research-
Launch
FULL



Summer 2022	Fall 2022	Winter-Spring 2023	Summer 2023	Fall 2023	Winter 2023	Summer 2024	2024-2026
Complete **commercial product**	Launch **safety and clinical testing** + Close **Seed round**	**Submit to FDA** for 510(k) Clearance (device + software)	FDA 510(k) Clearance for **STANDALONE SOFTWARE**	**Series A** Round Closes	FDA 510(k) Clearance for **HARDWARE**	**Series B** Round Closes	Exit through **Acquisition**

6 Total LOIs $300k+

Research Only **Standalone SOFTWARE** Sales

Launch Research-Only **DEVICE** Sales

FULL SOFTWARE LAUNCH

HARDWARE LAUNCH

Potential Customers



In-Office and Clinics: SIBLEY MEMORIAL HOSPITAL, MAYO CLINIC, Children's National, WARBY PARKER, CVS minute clinic

Research and Clinical Trials: THE UNIVERSITY OF ARIZONA (Committed), UNIVERSITY OF TORONTO (Committed), JOHNS HOPKINS UNIVERSITY (Committed), NOVARTIS, Genentech (A Member of the Roche Group)

At Home: UnitedHealthcare, CareFirst, aetna

Potential Strategic Partners

Licensing to or partnering with a pharmaceutical company or strategic partner(s) with a strong presence in the telehealth market.

 Pharmacy chain currently expanding their telehealth options to improve access to care for chronic disease patients

 Major manufacturer of optical systems; recent acquisitions include: Bioptigen (2015), a portable OCT company

Genentech

Major biotechnology company with interest in telehealth; recent programs include: Home-Based MS Telemedicine program (UC Riverside, 2017)

 Major manufacturer of optical systems raised $367 million in 2019 for future acquisitions

Funding

$1.7M in grant funding,

including federal SBIR awards
—
$325k from VCs, angels, friends and family, & competitions

Founders

Samantha Scott, PhD

Founder and CEO of JuneBrain, Inc.
Retinal and brain imaging expert



Our story

When Dr. Scott was diagnosed with myasthenia gravis, a chronic neurological disorder, she found an immediate flaw in our healthcare system: her neurologist only had the bandwidth to see her once a year. As a result, she was left on her own to understand how her disease was changing and communicate those changes to her doctor. This common clinical practice places a great burden on patients to monitor their own diseases but provides clinicians with only subjective information.

She founded JuneBrain in response to this challenge, which is shared by a diversity of individuals living with eye and brain disease, including multiple sclerosis and macular degeneration.

This challenge, combined with Dr. Scott's passion for brain and eye research and developing technologies that help patients and those that care for them, was the inspiration for her founding JuneBrain.

Education

- PhD in Biomedical Engineering from the University of Southern California
- Graduate Certificate in Technology Commercialization from USC's Marshall School of Business
- BS in Biomechanical Engineering from Stanford University
- Postdoc completed at NIH | NIAAA's Laboratory of Neuroimaging

Capabilities

14 years experience with:

- Customer-driven product development
- Neuroimaging research in patients with retinal disease
- Leading multidisciplinary teams to design and test medical devices for the retina
- Clinical study design and implementation

		Dr. Samantha Scott	Founder and CEO
		Nadim Farhat	Senior Software Engineer
		Smaa Koraym	Product Manager
		Reed Walker	CFO Advisor, Quadrant Advisory
		Dr. Shiv Saidha	Advisor
		Irfan Ali	Advisor
		Franklin Advisory	Advisor
		Nuruddin Koraym	Junior Software Engineer
		Danielle Jones	Executive Assistant
Team		Dr. Wande Akinola	Clinical Research Coordinator
		Robin Hellen	Regulatory Specialist
		Dr. Theodore Leng	Advisor
		Dr. Heather Moss	Advisor
		Dr. John Paul SanGiovanni	Advisor
		Mari Ganapathy	Advisor
		Iris Sherman	Advisor
		Victoria Shelton	Legal Assistant & Contract Manager
		Dr. Christian Viehland	Optical Engineering Consultant
		Dr. Al-Hafeez Dhalla	Advisor

Perks

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment   here.


Republic

Company
Name JuneBrain

Logo

Headline Remote disease monitoring | Empowering eye care and neurology communities

Slides



Tags Crowd SAFE, Coming Soon, Women Founders, Healthtech, Companies, SaaS, Black Founders, Health & Wellness, Fight Disease, Wearables

Summary

- JuneBrain AI & automation disrupts the labor-intensive eye-scan status quo
- $704k revenue in 2022, $733k projected revenue + backlog in 2023*
- Awarded $1.5M in grants from the National Science Foundation (NSF)
- Winner of DC Inno Fire Awards (2021); 1st place & $50K from H/W Cup
- Winner of $100k Maryland Industrial Partnerships (MIPS) program
- Reliable images captured with high-performance prototype
- $300k+ in potential initial sales with LOIs from clinics in the US + Canada

Custom

*_Click here for important information regarding Financial Projections_ which are not guaranteed.

Problem

Brain and eye diseases and disorders are on the rise, exponentially

Early detection is effective at diminishing the severity of disease progression. However, modern clinical practices and imaging tools are not conducive for weekly or even monthly exams needed to capture disease progression early.

100 Million Americans

- Are affected by neurological conditions (e.g., Multiple Sclerosis, Parkinson's disease, and Alzheimer's disease).
- Up to 30% of patients are misdiagnosed during early stages due to sparce monitoring and exams.



22 Million Americans

- Will be affected by Age-Related Macular Degeneration (AMD), the leading cause of blindness, by 2050.
- 15% of AMD patients progress from early to late-stage AMD due to late detection.



—

Our current healthcare system is not equipped to face these growing numbers:


Limited Time and Tools
Clinicians don't have the capability


New disease activity
before next treatment


Self-reporting rather than getting objective and useful data


"One-size-fits-all" Treatments


Months without proper examinations

Solution

Accessible, intelligent, easy-to-use retinal imaging system

to solve these problems at scale.

The Neuro-i SS-OCT is a _medical device pending FDA clearance_ that produces **automated**, **high-performance**, and **repeatable** imaging and analysis of retina structure and microvasculature — this is expected to aid clinicians in delivering clinicians in delivering more diligent diagnostic reports to patients in a timely manner.

JuneBrain®'s retinal imaging technology has the potential to identify neurological and eye diseases for the more than **1.3 billion** individuals worldwide suffering from these conditions.

—
JuneBrain® is empowering eye care and neurology communities through remote disease monitoring

Your browser does not support HTML5 video.—
JuneBrain® uses the retina's power to provide physicians with the insight needed to visually assess ocular and neurological disease progression.





OPTIC NERVE

Product

The Neuro-i SS-OCT

Optical Coherence Tomography



Our device and telehealth SaaS products allow:



Versus current commercial OCT products:

 **Daily or weekly** patient monitoring inside or outside the clinic

 **Automation** to reduce labor costs and human error

 **Portable and low-cost OCT system** for greater accessibility and ROIs for clinics

 **Machine learning software** to help doctors deliver data-informed, personalized treatment decisions

3–12-month patient evaluations limited to specialized clinics

Requires a trained technician to capture the images and run quality control

Heavy, bulky, and expensive devices with limited accessibility

Limited analysis software that requires manual corrections by a technician

How it works

    

Eye Scan	Data Analysis	Physician Alert	Patient Follow-Up
In less than five minutes, the Neuro-i scans the eyes	Data is collected and sent to our SaaS Platform	Results and alerts are transmitted to a clinician for review	Clinician releases information to the patient through JuneBrain's SaaS platform

Accessible + intelligent software

Objective data based on eye structure and science

01 **Machine learning algorithm** for use across diseases

02 **Automated** quality control of images

03 **Automated, high-performance, and repeatable** imaging and analysis of retina structure and microvasculature

04 **Cloud-based and HIPAA compliant** platform with portals for patients and providers

Neuro-i Clinical Data

   

Traction

From grant awards & investors to a $300k+ customer pipeline

Follow Our Journey

      

JuneBrain® is	**$225K NSF** SBIR Phase I	**Customer**	1st Round of Investor		**Letters of** Intent	**1st 510(k)** Submission





Early Traction





—

Projected revenue*

Pitch text

$41,792

$704 $733 $4,112

2022   2023   2024   2025

■ Projected Revenue in Thousands

*_Click here for important information regarding Financial Projections_ which are not guaranteed.

Customers

We target customers in need of _a portable and low-cost_ way to measure disease

- Neurology + eye clinics
- Telehealth programs
- Retail Eye Centers
- Pharmacies
- Primary care and urgent care clinics
- Senior living homes
- Pharmaceutical clinical trials
- Patient homes

—

LOIs and customer pipeline








JuneBrain®'s go-to-market and growth strategies

Go to Market with SaaS Product	Increase Addressable Market with Device	Deep Market Penetration
University Research Groups, Pharmaceutical Companies, Clinics	Clinics, Eye Care Retail, and Pharmacies	Individual Patients
For Use in Research and Clinical Trials	For Use in Offices and Clinics	For Use at Home to Monitor Health



Entry Market:
Clinical Trials, University Research Groups, Pharmaceutical Companies

Market Opportunity	Example
▶ Early adopter in clinical and home settings	▶ **Research Centers**
▶ Early revenue	▶ **Pharmaceutical Clinical Trials**
▶ Initial validation via publications + conferences	



Target Market:
In-Clinic Use and Pharmacies

Market Opportunity	Example
▶ Early adopter use in clinical settings as a portable and low-cost option	▶ **Neurology & Eye Clinics**
	▶ **Primary Care Clinics**
▶ Early revenue and recruitment of clinician ambassadors	▶ **Retail Optometry**
	▶ **VA Hospitals**



Future Market:
Patient Homes & Residential Long-term Care Facilities

Individualized Patient Care Model



Individualized Patient Care Model

01 Receipt of Rx from provider Years 1-2   **03** Distribution via network of pharmacies or DME suppliers

02 Direct lease from JuneBrain Years 3+   **04** Device cost to patient will be reimbursed by insurance

Market Opportunity

▶ Use in residential settings for frequent, long-term monitoring of chronic illnesses

▶ Regular home screening of healthy individuals at high-risk of disease

Example

▶ **Senior Living Homes**
▶ **Rehabilitation Centers**
▶ **Patient Homes**
▶ **Prison Systems**

–

Revenue model

Hardware + Recurring SaaS Sales



Upfront Device Sales

One-time purchase or leasing of JuneBrain's hardware device



Recurring SaaS Sales



Monthly or annual software subscription to JuneBrain's platform

Insurance codes exist to reimburse providers for patient eye exams

Market

Eye care is an outdated industry...

$1.5B+	0	5,680%
Paid to retinal photographers in the US each year	Number of automated, remote eye scanning devices on the market	Increase in telehealth visits from May 2019 to May 2020; the telehealth market is expected to grow 24% from 2022 to 2030.
Costly labor	**Not telehealth friendly**	**Telehealth is Growing**



U.S. Telehealth Market
size, by product type, 2020 - 2030 (USD Billion)

GRAND VIEW RESEARCH

$22.9B
$18.0B

2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030

22.9%
U.S. Market CAGR,
2023 - 2030

**...and brain and eye diseases
suffer from poor monitoring:**

22 million people by 2050	100 Million	1 Billion
with Age-Related Macular Degeneration	Americans with neurological diseases like Multiple Sclerosis and Alzheimer's Disease	people worldwide with neurological diseases



Competition

Uniquely positioned in the vision diagnostics space

Competitors	JuneBrain® JuneBrain		Zeiss ZEISS		Heidelberg HEIDELBERG ENGINEERING		Notal Vision NOTAL VISION
Cloud-Based AI	**Yes**	vs	No	vs	No	vs	**Yes**
Easy Patient Use	**Yes**	vs	No	vs	No	vs	**Yes**
Eye-Scanning	**Yes**	vs	**Yes**	vs	**Yes**	vs	**Yes**
Eye Disease Detection and Monitoring	**Yes**	vs	No	vs	No	vs	**Yes**
Brain Disease Detection and Monitoring	**Yes**	vs	No	vs	No	vs	No
Wearable	**Yes**	vs	No	vs	No	vs	No
In-Clinic Use	**Yes**	vs	**Yes**	vs	**Yes**	vs	No
Remote / At Home Use	**Yes**	vs	No	vs	No	vs	**Yes**
Scan Speed	**250kHz**	vs	100kHz	vs	125kHz	vs	Unknown
Size	**Small**	vs	Large	vs	Large	vs	Small
Market Status	**Pre-FDA**	vs	For Sale	vs	For Sale	vs	Pre-FDA
Price	**$25K - $45K**		$100K		>$60K		Unknown

Raw images of the same model retina:

JuneBrain® endeavors to capture clinically equivalent images for a fraction of the hardware cost . JuneBrain®'s innovation uses AI and is expected to expedite diagnostics to capture market share from the $1.5B retinal photographer market.





Vision And Strategy

From seed to scale

How JuneBrain® disrupts the OCT industry:









6 Total LOIs
$300k+
Standalone SOFTWARE Sales
Only DEVICE Sales
FULL SOFTWARE LAUNCH
LAUNCH
Fall 2022
Refine commercial product
Winter 2023
Close Bridge Round
Spring 2023
Launch clinical testing
Fall 2023
FDA 510(k) Clearance for STANDALONE SOFTWARE
Fall 2023
Series Seed Round Closes
Winter 2024
FDA 510(k) Clearance for HARDWARE
Summer 2024
Series A Round Closes
2024-2026
Exit through Acquisition
CVS minute clinic
ZEISS
Genentech

Potential Customers

In-Office and Clinics
Research and Clinical Trials
At Home
SIBLEY MEMORIAL HOSPITAL
MAYO CLINIC
Children's National
WARBY PARKER
CVS minute clinic
THE UNIVERSITY OF ARIZONA
Committed
UNIVERSITY OF TORONTO
Committed
JOHNS HOPKINS UNIVERSITY
Committed
NOVARTIS
Genentech
A Member of the Roche Group
UnitedHealthcare
CareFirst
aetna

Potential Strategic Partners

Licensing to or partnering with a pharmaceutical company or strategic partner(s) with a strong presence in the telehealth market.



Pharmacy chain currently expanding their telehealth options to improve access to care for chronic disease patients



Major manufacturer of optical systems; recent acquisitions include: Bioptigen (2015), a portable OCT company

Major biotechnology company with interest in telehealth; recent programs include: Home-Based MS Telemedicine program (UC Riverside, 2017)



Major manufacturer of optical systems raised $367 million in 2019 for future acquisitions

Funding

$1.7M in grant funding,

Including federal SBIR awards and international competition winnings
—
$585k from VCs, angels, friends and family

Founders

Samantha Scott, PhD

Founder and CEO of JuneBrain®, Inc.
Retinal and brain imaging expert



Our story

When Dr. Scott was diagnosed with myasthenia gravis, a chronic neurological disorder, she found an immediate flaw in our healthcare system: her neurologist only had the bandwidth to see her once a year. As a result, she was left on her own to understand how her disease was changing and communicate those changes to her doctor. This common clinical practice places a great burden on patients to monitor their own diseases but provides clinicians with only subjective information.

She founded JuneBrain® in response to this challenge, which is shared by a diversity of individuals living with eye and brain disease, including multiple sclerosis and macular degeneration.

This challenge, combined with Dr. Scott's passion for brain and eye research and developing technologies that help patients and those that care for them, was the inspiration for her founding JuneBrain.

Education

- PhD in Biomedical Engineering from the University of Southern California
- Graduate Certificate in Technology Commercialization from USC's Marshall School of Business
- BS in Biomechanical Engineering from Stanford University
- Postdoc completed at NIH | NIAAA's Laboratory of Neuroimaging
- Artificial Intelligence tutorial completed at Oxford University

Capabilities

14 years experience with:

- Customer-driven product development
- Neuroimaging research in patients with retinal disease
- Leading multidisciplinary teams to design and test medical devices for the retina
- Technology commercialization

	Dr. Samantha Scott	Founder and CEO
	Smaa Koraym	Product Manager
	Reed Walker	CFO Advisor, Quadrant Advisory
	Dr. Shiv Saidha	Advisor
	Irfan Ali	Advisor
	Franklin Advisory	Advisor
	Danielle Jones	Executive Assistant
	Dr. Wande Akinola	Clinical Research Coordinator
	Robin Hellen	Regulatory Specialist
	Dr. Theodore Leng	Advisor
	Dr. Heather Moss	Advisor
	Dr. John Paul SanGiovanni	Advisor
	Mari Ganapathy	Advisor
	Iris Sherman	Advisor
	Victoria Shelton	Legal Assistant & Contract Manager
	Dr. Christian Viehland	Optical Engineering Consultant
	Dr. Al-Hafeez Dhalla	Advisor
	Nuruddin Koraym	Software Engineer

Team

Perks

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment   here.


Republic

Company Name: JuneBrain

Logo

Headline Remote disease monitoring | Empowering eye care and neurology communities

Slides



Tags   Crowd SAFE, Coming Soon, Women Founders, Healthtech, Companies, SaaS, Black Founders, Health & Wellness, Fight Disease, Wearables

Summary

- JuneBrain AI & automation disrupts the labor-intensive eye-scan status quo
- $704k revenue in 2022, $733k projected revenue + backlog in 2023*
- Awarded $1.5M in grants from the National Science Foundation (NSF)
- Winner of DC Inno Fire Awards (2021); 1st place & $50K from H/W Cup
- Winner of $100k Maryland Industrial Partnerships (MIPS) program
- Reliable images captured with high-performance prototype
- $300k+ in potential initial sales with LOIs from clinics in the US + Canada

Custom

*_Click here for important information regarding Financial Projections_ which are not guaranteed.

Problem

Brain and eye diseases and disorders are on the rise, exponentially

Early detection is effective at diminishing the severity of disease progression. However, modern clinical practices and imaging tools are not conducive for weekly or even monthly exams needed to capture disease progression early.

100 Million Americans

- Are affected by neurological conditions (e.g., Multiple Sclerosis, Parkinson's disease, and Alzheimer's disease).
- Up to 30% of patients are misdiagnosed during early stages due to sparce monitoring and exams.



22 Million Americans

- Will be affected by Age-Related Macular Degeneration (AMD), the leading cause of blindness, by 2050.
- 15% of AMD patients progress from early to late-stage AMD due to late detection.



—

Our current healthcare system is not equipped to face these growing numbers:


Limited Time and Tools
Clinicians don't have the capability


New disease activity
before next treatment


Self-reporting
rather than getting objective and useful data


"One-size-fits-all" Treatments



Months without proper examinations

Solution

Accessible, intelligent, easy-to-use retinal imaging system

to solve these problems at scale.

The Neuro-i SS-OCT is a medical device pending FDA clearance that produces **automated**, **high-performance**, and **repeatable** imaging and analysis of retina structure and microvasculature — this is expected to aid clinicians in delivering clinicians in delivering more diligent diagnostic reports to patients in a timely manner.

JuneBrain®'s retinal imaging technology has the potential to identify neurological and eye diseases for the more than   **1.3 billion** individuals worldwide suffering from these conditions.

—
JuneBrain® is empowering eye care and neurology communities through remote disease monitoring

Your browser does not support HTML5 video.—
JuneBrain® uses the retina's power to provide physicians with the insight needed to visually assess ocular and neurological disease progression.



Product

The Neuro-i SS-OCT

Optical Coherence Tomography




Our device and telehealth SaaS products are expected to provide:

Versus current commercial OCT products:



✓ **Daily or weekly** patient monitoring inside or outside the clinic

✓ **Automation** to reduce labor costs and human error

✓ **Portable and low-cost retina imaging system** for greater accessibility and ROIs for clinics

✓ **Machine learning software** to help doctors deliver data-informed, personalized treatment decisions



3–12-month patient evaluations limited to specialized clinics ✗

Requires a trained technician to capture the images and run quality control ✗

Heavy, bulky, and expensive devices with limited accessibility ✗

Limited analysis software that requires manual corrections by a technician ✗

How it works

How it works

   

Eye Scan

In less than five minutes, the Neuro-i scans the eyes

Data Analysis

Data is collected and sent to our SaaS platform

Physician Alert

Results and alerts are transmitted to a clinician for review

Patient Follow-Up

Clinician releases information to the patient through JuneBrain's SaaS platform

Accessible + intelligent software

Objective data based on eye structure and science

01 **Machine learning algorithm** for use across diseases

02 **Automated** quality control of images

03 **Automated, high-performance, and repeatable** imaging and analysis of retina structure and microvasculature

04 **Cloud-based and HIPAA compliant** platform with portals for patients and providers

Neuro-i Clinical Data







Traction

From grant awards & investors to a $300k+ customer pipeline

From grant awards & investors to a $300k+ customer pipeline



Early Traction



—

Projected revenue*



■ Projected Revenue in Thousands

* *Click here for important information regarding Financial Projections* which are not guaranteed.

Customers

We target customers in need of *a portable and low-cost* way to measure disease

- Neurology + eye clinics
- Telehealth programs
- Retail Eye Centers
- Pharmacies
- Primary care and urgent care clinics
- Senior living homes
- Pharmaceutical clinical trials
- Patient homes

—

LOIs and customer pipeline








Business Model

JuneBrain®'s go-to-market and growth strategies

Pitch text

Go to Market with SaaS Product	Increase Addressable Market with Device	Deep Market Penetration
University Research Groups, Pharmaceutical Companies, Clinics	Clinics, Eye Care Retail, and Pharmacies	Individual Patients
For Use in Research and Clinical Trials	For Use in Offices and Clinics	For Use at Home to Monitor Health




Entry Market:
Clinical Trials, University Research Groups, Pharmaceutical Companies

Market Opportunity

▶ Early adopter in clinical and home settings

▶ Early revenue

▶ Initial validation via publications + conferences

Example

▶ **Research Centers**

▶ **Pharmaceutical Clinical Trials**

Target Market:
In-Clinic Use and Pharmacies

Market Opportunity

▶ Early adopter use in clinical settings as a portable and low-cost option

▶ Early revenue and recruitment of clinician ambassadors

Example

▶ **Neurology & Eye Clinics**

▶ **Primary Care Clinics**

▶ **Retail Optometry**

▶ **VA Hospitals**

Future Market:
Patient Homes & Residential Long-term Care Facilities



Individualized Patient Care Model

01 Receipt of Rx from provider Years 1-2

02 Direct lease from JuneBrain Years 3+

03 Distribution via network of pharmacies or DME suppliers

04 Device cost to patient will be reimbursed by insurance

Market Opportunity

- Use in residential settings for frequent, long-term monitoring of chronic illnesses
- Regular home screening of healthy individuals at high-risk of disease

Example

- **Senior Living Homes**
- **Rehabilitation Centers**
- **Patient Homes**
- **Prison Systems**

—

Revenue model

Hardware + Recurring SaaS Sales



Upfront Device Sales

One-time purchase or leasing of JuneBrain's hardware device

+



Recurring SaaS Sales

Monthly or annual software subscription to JuneBrain's platform

Insurance codes exist to reimburse providers for patient eye exams

Market

Eye care is an outdated industry...

$1.5B+	0	5,680%
Paid to retinal photographers in the US each year	Number of automated, remote eye scanning devices on the market	Increase in telehealth visits from May 2019 to May 2020; the telehealth market is expected to grow 24% from 2022 to 2030.
Costly labor	**Not telehealth friendly**	**Telehealth is Growing**

U.S. Telehealth Market





**...and brain and eye diseases
suffer from poor monitoring:**

22 million people by 2050	100 Million	1 Billion
with Age-Related Macular Degeneration	Americans with neurological diseases like Multiple Sclerosis and Alzheimer's Disease	people worldwide with neurological diseases



Competition

Uniquely positioned in the vision diagnostics space

Competitors	JuneBrain® JuneBrain		Zeiss ZEISS		Heidelberg HEIDELBERG ENGINEERING		Notal Vision NOTAL VISION
Cloud-Based AI	Yes	vs	No	vs	No	vs	Yes
Easy Patient Use	Yes	vs	No	vs	No	vs	Yes
Eye-Scanning	Yes	vs	Yes	vs	Yes	vs	Yes
Eye Disease Detection and Monitoring	Yes	vs	No	vs	No	vs	Yes
Brain Disease Detection and Monitoring	Yes	vs	No	vs	No	vs	No
Wearable	Yes	vs	No	vs	No	vs	No
In-Clinic Use	Yes	vs	Yes	vs	Yes	vs	No
Remote / At Home Use	Yes	vs	No	vs	No	vs	Yes
Scan Speed	250kHz	vs	100kHz	vs	125kHz	vs	Unknown
Size	Small	vs	Large	vs	Large	vs	Small
Market Status	Pre-FDA	vs	For Sale	vs	For Sale	vs	Pre-FDA
Price	$25K - $45K		$100K		>$60K		Unknown

Raw images of the same model retina:

JuneBrain® endeavors to capture clinically equivalent images for a fraction of the hardware cost . JuneBrain®'s innovation uses AI and is expected to expedite diagnostics to capture market share from the $1.5B retinal photographer market.




Vision And Strategy

From seed to scale

How JuneBrain® disrupts the OCT industry:



2nd inflection point for acquisition
1st inflection point for acquisition
Competitive for industry partnership
6 Total LOIs
$300k+
Launch Research-Only Standalone SOFTWARE Sales
Launch Research-Only DEVICE Sales
FULL SOFTWARE LAUNCH
FULL HARDWARE LAUNCH
Fall 2022
Refine commercial product
Winter 2023
Close Bridge Round
Spring 2023
Launch clinical testing
Fall 2023
FDA 510(k) Clearance for STANDALONE SOFTWARE
Fall 2023
Series Seed Round Closes
Winter 2024
FDA 510(k) Clearance for HARDWARE
Summer 2024
Series A Round Closes
2024-2026
Exit through Acquisition
CVS minute clinic
ZEISS
Genentech



Potential Customers

In-Office and Clinics
Research and Clinical Trials
At Home
SIBLEY MEMORIAL HOSPITAL
MAYO CLINIC
Children's National
WARBY PARKER
CVS minute clinic
THE UNIVERSITY OF ARIZONA
Committed
UNIVERSITY OF TORONTO
Committed
JOHNS HOPKINS UNIVERSITY
Committed
NOVARTIS
Genentech
A Member of the Roche Group
UnitedHealthcare
CareFirst
aetna

Potential Strategic Partners

Licensing to or partnering with a pharmaceutical company or strategic partner(s) with a strong presence in the telehealth market.



Pharmacy chain currently expanding their telehealth options to improve access to care for chronic disease patients



Major manufacturer of optical systems; recent acquisitions include: Bioptigen (2015), a portable OCT company

Major biotechnology company with interest in telehealth; recent programs include: Home-Based MS Telemedicine program (UC Riverside, 2017)



Major manufacturer of optical systems raised $367 million in 2019 for future acquisitions

Funding

$1.7M in grant funding,

Including federal SBIR awards and international competition winnings

—

$585k from VCs, angels, friends and family

Founders

Samantha Scott, PhD

Founder and CEO of JuneBrain®, Inc.
Retinal and brain imaging expert



Our story

When Dr. Scott was diagnosed with myasthenia gravis, a chronic neurological disorder, she found an immediate flaw in our healthcare system: her neurologist only had the bandwidth to see her once a year. As a result, she was left on her own to understand how her disease was changing and communicate those changes to her doctor. This common clinical practice places a great burden on patients to monitor their own diseases but provides clinicians with only subjective information.

She founded JuneBrain® in response to this challenge, which is shared by a diversity of individuals living with eye and brain disease, including multiple sclerosis and macular degeneration.

This challenge, combined with Dr. Scott's passion for brain and eye research and developing technologies that help patients and those that care for them, was the inspiration for her founding JuneBrain.

Education

- PhD in Biomedical Engineering from the University of Southern California
- Graduate Certificate in Technology Commercialization from USC's Marshall School of Business
- BS in Biomechanical Engineering from Stanford University
- Postdoc completed at NIH | NIAAA's Laboratory of Neuroimaging
- Artificial Intelligence tutorial completed at Oxford University

Capabilities

14 years experience with:

- Customer-driven product development
- Neuroimaging research in patients with retinal disease
- Leading multidisciplinary teams to design and test medical devices for the retina
- Technology commercialization

Team	Dr. Samantha Scott	Founder and CEO
	Smaa Koraym	Product Manager
	Reed Walker	CFO Advisor, Quadrant Advisory
	Dr. Shiv Saidha	Advisor
	Irfan Ali	Advisor
	Franklin Advisory	Advisor
	Danielle Jones	Executive Assistant
	Dr. Wande Akinola	Clinical Research Coordinator
	Robin Hellen	Regulatory Specialist
	Dr. Theodore Leng	Advisor
	Dr. Heather Moss	Advisor
	Dr. John Paul SanGiovanni	Advisor
	Mari Ganapathy	Advisor
	Iris Sherman	Advisor
	Victoria Shelton	Legal Assistant & Contract Manager
	Dr. Christian Viehland	Optical Engineering Consultant
	Dr. Al-Hafeez Dhalla	Advisor
	Nuruddin Koraym	Software Engineer

Perks

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?   We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment   here.



Campaign Mention Tracker

Notes	Source	Description
Has not been shared	Investor Interest Form	https://docs.google.com/forms/d/1Qn57aSaZvI4BAaz6ccVZblggrFIl0BUz2DOXvPP3dOU/edit
	Email	Dear Family,

JuneBrain is officially live on the investment platform, Republic.com!!

We are currently accepting investment reservations (you will not be charged until you confirm your investment at a later date)- **please visit our campaign page to learn more**.

DISCLAIMER:
With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Thank you!
Love Sam

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Reed Walker
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See here for an impressive company started by an impressive founder with an inspirational startup journey.

REPUBLIC.COM
Reserve JuneBrain
JuneBrain: a new standard for eye care

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Reed Walker
With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" ...See more





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Reed Walker Today at 10:44 AM

Hello All! One of our clients just launched a crowdsource equity raise. Take a look to learn more. If you, or anyone you know, happens to be interested in investing $100 or more, let me know. Quadrant get's paid 10% of funds received from referrals. If nothing else, consider reading the description. The founder has had an incredibly inspiring journey.
https://republic.com/junebrain?utm_campaign=issuer_ref&utm_medium=

Reed Walker 3 hours ago

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

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junebraininc
JuneBrain is officially live on investment platform, Republic!
Reserve a spot to invest
JuneBrain

Email

JuneBrain is live on Republic!
JuneBrain
Republic
JuneBrain is officially live on investment platform, Republic! This is our first public solicitation offering and anyone can contribute!



With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including any potential voluntary offering pursuant to the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering: Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Reserve a spot today



1:51

Dots 2.0
Naama, Nancy, Stefano

My company is crowdfunding! Yayyy please share our page— we're accepting reservations now

Republic.com/JuneBrain   1:48 PM

And every time I mention it I have to add this disclaimer lol:

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act including   1:49 PM

1:51

Dots 2.0
Naama, Nancy, Stefano

Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without

---

1:51

Dots 2.0
Naama, Nancy, Stefano

be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.   1:49 PM

Oops   1:49 PM

https://republic.com/junebrain   1:50 PM

Text message



JuneBrain is now Live on Republic!

Republic

We are now accepting reservations on our campaign page!

By reserving, you are not only supporting the growth of our company, but are furthering our mission to improve the lives of people with brain and eye disease.

Please help us reach our campaign goal by sharing JuneBrain's crowdfunding page with others in your network who may be interested.

In support of our Republic campaign, please follow us on social media!

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act regarding opportunities to "reserve" securities as indications of interest in the potential offering, please

Text message

JuneBrain website



Republic

JuneBrain is now live on Republic.com!

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junebraininc
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JUNEBRAIN HAS REACHED OVER $10K IN RESERVATIONS ON REPUBLIC!

junebraininc We are excited to share that JuneBrain has reached over $10k in reservations on @joinrepublic! To learn more about JuneBrain and how to reserve a spot to invest, visit https://rep.pub/june-brain
#innovation #medtech #invest #brainhealth #eyehealth #startup

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We are excited to share that JuneBrain has reached over $11k in reservations on Republic! To learn more about JuneBrain and how to reserve a spot to invest, visit https://rep.pub/june-brain
#innovation #medtech #brainhealth #eyehealth #startup #junebraininc

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JuneBrain, Inc.

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Harbor Designs & Manufacturing, LLC
October 1 at 2:33 PM ·

Great opportunity to invest in a dynamite technology and team! Minimum commitment is only $100, but you can do more than that!! Our client JuneBrain Inc. is bringing to market the Neuro-i, a disruptive remote disease monitoring device which leverages machine learning and advanced laser optics to monitor progression of neurological diseases like M.S., Parkinson's, and Alzheimer's as well as optical diseases like Age Related Macular Degeneration. 122 million people in the US alone are affected by these diseases and the Neuro-i promises to be a game changer! Their presales speak for themselves! Click the link to learn more about the funding awarded so far and their incredible early success and join the ranks of savvy investors like Maryland Technology Development Corporation - TEDCO to support them in their mission!
#innovation #medtech #baltimorecity #medicaldevices #equitech #femalefounders #minorityownedbusiness #invest #investorswanted #AI #machinelearning #NSF #NSFfunded #tedco



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JuneBrain
We are currently at $15k in reservations!
Reserve a spot
On Republic

junebraininc Update- We are currently at $15k in reservations on @joinrepublic! To learn more about JuneBrain and its wonderful mission, visit https://rep.pub/june-brain.

#brainhealth #eyehealth #braindisease #eyedisease #health #neuroscience #brain #eyes #eye #retina #startup #quotes #junebraininc

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Social media post

JuneBrain is on a wonderful mission and the founder has had an incredibly inspiring journey. What's even more exciting is that JuneBrain is officially live on the investment platform Republic and is currently accepting reservations! Learn more by visiting https://rep.pub/june-brain

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

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Social media post

We are now over $27k in reservations!!

JuneBrain Inc. Author

325 followers

Reserve a spot to invest by visiting https://rep.pub/june-brain #innovation #medtech #brainhealth #eyehealth #startup #junebraininc

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.



Social media post

JuneBrain
We are currently at over $27k in reservations!
Reserve a spot
On Republic

Newsletter mention

JuneBrain is now Live on Republic!



Republic

We are now accepting reservations on our campaign page!

By reserving, you are not only supporting the growth of our company, but are furthering our mission to improve the lives of people with brain and eye disease.

Please help us reach our campaign goal by sharing JuneBrain's crowdfunding page with others in your network who may be interested.

In support of our Republic campaign, please follow us on social media!

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

Newsletter mention

- **Approved to raise $500k** on Republic's crowdfunding platform
  - Expected Campaign Launch Date: March 2022
  - Using Republic's Crowd SAFE instrument
  - With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.



Investing in JuneBrain through Republic

Samantha Scott ████████████████████   Thu, Nov 17, 2022 at 11:40 AM
████████████████████████████████

Hi ███████,
How have you been? I hope this email finds you well and that you are enjoying the change in seasons!

Thank you again for your interest in investing in JuneBrain earlier this year. I know you were unable to join ███████ ████, but we have now opened a new way to invest in JuneBrain through our Republic crowdfunding platform (minimum investment is $100). Please find our campaign page **here**, as well as additional information below-- we are now accepting reservations:



JuneBrain is live on Republic!

    **Republic**

JuneBrain is officially live on investment platform, Republic! This is our first public solicitation offering and anyone can contribute!

> Reserve a spot today

With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.

The terms (SAFE, $8M cap and 15% discount) are the same as the ███████████ and we recently had another angel investor reserve a spot to invest $10k through the site.

Would you be interested in reserving a spot as well?

I'm happy to hop on a call if you have any additional questions.

Best wishes!
Sam
--
Samantha Scott, PhD
Founder and CEO of JuneBrain Inc.
www.JuneBrain.com
 



JuneBrain SAFE Agreement

Samantha Scott████████████████████████   Wed, Nov 2, 2022 at 10:34 PM
██

Hi ██████
Thank you so much for your investment-- this is wonderful!

The minimum for our current SAFE round is $15k, but your $10k investment would be very impactful if you go through our Republic campaign-- our goal is to reach the minimum threshold of $25k, after which Republic will start to advertise to investors on the platform on our behalf. This is seen as a major step towards having a successful campaign (our goal is to raise $250k--$1M on the platform). We currently have $16,950 reserved and, if you reserve your $10k, this will push us over the $25k threshold.

Republic's investment instrument is also a SAFE with the same $8M cap and 15% discount.

Are you interested in investing through Republic? We are currently accepting reservations and will share a follow-up email to confirm your investment once the campaign fully launches later this month. Please see our flyer attached for more information and I'm happy to answer any questions you have!

Best wishes,
Sam
--
Samantha Scott, PhD
Founder and CEO of JuneBrain Inc.
www.JuneBrain.com


████████████████████████████████



Confidentiality Notice: This e-mail message, including any attachments, is for the sole use of the intended recipient(s) and may contain confidential and privileged information. Any unauthorized review, use, disclosure or distribution is prohibited. If you are not the intended recipient, please contact the sender by reply e-mail and destroy all copies of the original message. Thank you.

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████████████ Pitch Invitation // JuneBrain

Samantha Scott ██████████████████████   Wed, Nov 30, 2022 at 11:35 AM

███
███
███

Hi ███,

Thank you for sharing this update!

Yes-- JuneBrain is still raising on Republic (please see our flyer attached, as well as our campaign page here). The Republic SAFE terms include the same 15% discount and $8M cap as our own SAFE.

Best wishes,

Sam

--

Samantha Scott, PhD
Founder and CEO of JuneBrain Inc.
www.JuneBrain.com

  

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JuneBrain Announcement.png
876K